UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SLEEP NUMBER PROFIT SHARING
AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SLEEP NUMBER CORPORATION
1001 Third Avenue South
Minneapolis, Minnesota 55404

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN
Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2017

Signature

Exhibit:

23.1 – Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedules

As of December 31, 2017 and 2016 and for the year ended December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the
Sleep Number Profit Sharing and 401(k) Plan [FKA Select Comfort Profit Sharing and 401(k) Plan]
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sleep Number Profit Sharing and 401(k) Plan [FKA Select Comfort Profit Sharing and 401(k) Plan] (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2010
Minneapolis, Minnesota
June 27, 2018

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016

	2017	2016
Assets
Cash	$9,018	$321,922

Participant-directed investments at fair value:
Mutual funds	103,487,401	78,373,406
Sleep Number Corporation common stock	14,900,338	10,323,022
Self-directed brokerage account	957,185	707,514
Total participant-directed investments at fair value	119,344,924	89,403,942
Participant-directed investments at contract value:
Guaranteed investment contract	11,564,628	10,761,694
Total participant-directed investments	130,909,552	100,165,636

Receivables:
Notes receivable – participants	3,045,180	3,126,116
Company contributions	587,684	1,274,766
Participant contributions	1,245,429	223,453
Total receivables	4,878,293	4,624,335
Total assets	135,796,863	105,111,893

Liabilities
Accrued liabilities	204,422	114,469
Total liabilities	204,422	114,469
Net assets available for benefits	$135,592,441	$104,997,424

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

2017
Additions to net assets attributed to:
Investment income:
Dividends, interest and capital gain	$3,933,987
Net realized/unrealized appreciation in fair value of investments	18,202,273
Total investment income	22,136,260

Interest income on notes receivable - participants	132,361

Contributions:
Participant	11,341,421
Company	5,574,959
Rollovers	1,679,489
Total contributions	18,595,869
Total additions	40,864,490

Deductions from net assets attributed to:
Benefits paid to participants	9,692,919
Plan expenses	576,554
Total deductions	10,269,473
Increase in net assets available for benefits	30,595,017
Net assets available for benefits - beginning of year	104,997,424
Net assets available for benefits - end of year	$135,592,441

See accompanying notes to financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

(1)	DESCRIPTION OF THE PLAN

The following brief description of the Sleep Number Profit Sharing and 401(k) Plan (Plan) (previously the Select Comfort Profit Sharing and 401(k) Plan), sponsored by Sleep Number Corporation (Plan Sponsor or the Company) provides only general information. Participants should refer to the Plan's summary plan description or official Plan documents for more complete information regarding the Plan’s provisions.

General – The Plan is a tax-qualified defined contribution plan covering all employees. The Plan is available to all common law employees of the Company who are eligible to enroll in the Plan on their date of hire. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at two percent of eligible compensation and their contributions invested in a designated manner as specified in the Plan rules until changed by the participant. The Plan is subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's original effective date was January 1, 1994.

Custodian and Recordkeeper – Plan assets are held by The Charles Schwab Bank (Trustee, Custodian or Schwab). The Plan's third-party recordkeeper is Milliman, Inc. (Recordkeeper).

Contributions – Each year, participants may contribute up to a maximum of 50% of eligible earnings, as defined by the Plan, on a pre-tax and/or after-tax Roth basis. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions (pre-tax or after-tax Roth). Participants may also make rollover contributions to the Plan of distributions they received from other employers' tax-qualified retirement plans. Company contributions are determined at the discretion of the Company’s Board of Directors. Company discretionary contributions for 2017, net of forfeitures, were $5,574,959.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contributions to their accounts plus actual earnings thereon is based on years of service (at least 1,000 hours of service in each year of service). Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they die, or terminate employment after reaching the Plan's normal retirement age (65), or due to disability.

Forfeitures – Forfeitures from non-vested accounts are used to either reduce Company discretionary contributions or to pay Plan administrative expenses. The forfeiture balances as of December 31, 2017 and December 31, 2016 were $0 and $161,260, respectively. Forfeitures were used to pay administrative expenses of $139,176 in 2017. In addition, $325,571 of forfeitures were used to reduce the Company’s 2017 discretionary contributions.

Notes Receivable – Participants – A participant who is employed with the Company may borrow from his or her vested Plan accounts, a minimum loan amount of $1,000 up to a maximum loan equal to the lesser of $50,000, or 50% of the participant's vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of the participant's primary residence. The loans are secured by the participant’s account. Loans bear interest at the prime rate plus one percentage point (ranging from 4.25% to 6.50% as of both December 31, 2017 and December 31, 2016). Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Investment Options – Participants may direct investment of their account balance in any of the Plan's designated investment fund options (which also includes Company common stock) or a self-directed brokerage account. Participants may modify their investment fund elections daily.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

Payment of Benefits – Upon termination of employment (including due to death, disability or retirement), a participant may receive distribution of his or her vested account balance in the form of a single lump-sum payment, installment payments or non-periodic payments, subject to certain Plan restrictions. A participant may elect to rollover that distribution into another employers' tax-qualified retirement plan or the participant's individual retirement account. A participant may also elect to withdraw some or all of the vested account balances prior to termination of employment under certain Plan in-service withdrawal provisions. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $4,756 and $3,507 as of December 31, 2017 and December 31, 2016, respectively.

Administrative Expenses – Recordkeeping fees, legal fees, audit fees, trustee’s fees and other reasonable costs of administering the Plan may be paid with Plan assets.

(2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition – The Plan’s investments, except the guaranteed investment contract, are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for the disclosure of the Plan’s fair value measurements. The guaranteed investment contract is valued at contract value. See Note 5, Guaranteed Investment Contract, for additional information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a guaranteed investment contract or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Market Risk – As of December 31, 2017 and December 31, 2016, approximately 11% and 10%, respectively, of the Plan’s net assets available for benefits were invested in the common stock of the Company. The Plan purchased $2.6 million and sold $4.9 million of the Company's common stock during 2017. As of December 31, 2017 and December 31, 2016, the Plan held 396,391 shares and 456,367 shares, respectively, of the Company's common stock. The underlying value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

As of December 31, 2017 and December 31, 2016, the Plan also had $31 million and $44 million, respectively, invested in other funds that individually represented 10% or more of the Plan's net assets available for benefits. The aggregate of these funds represented 23% and 42% of the Plan's net assets available for benefits as of December 31, 2017 and December 31, 2016, respectively.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

Subsequent Events – Events that have occurred subsequent to December 31, 2017 have been evaluated through the date these financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2017.

(3)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)	FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated October 30, 2017 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017 and December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)	GUARANTEED INVESTMENT CONTRACT

The Standard Stable Asset Fund II (Fund) is a group annuity contract that offers a full guarantee on principal and interest by the Standard Insurance Company (Issuer). The contracts are fully benefit responsive.

The Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.
The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans or transfers to other funds within the Plan.

d.
An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

Investment contracts held in the Fund are recorded at their contract value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Certain events may limit the ability of the Plan to transact at contract value. Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total plan termination, retirement incentive programs, and the liberalization of plan withdrawal or transfer rules. Upon occurrence of any of these events, a market value adjustment or

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

withdrawal restrictions may apply. The Plan Sponsor may choose to pay the market value adjustment directly, if applicable, so that participants’ contract values are not affected.

The Issuer may terminate the contract with 30 days advance written notice to the contract owner for reasonable cause, including the contract owner’s failure to abide by state or federal law, failure to render performance necessary to comply with the terms of the contract, layoffs, plan disqualification or failure to adopt the Plan in a reasonable period of time. Upon termination by the Issuer, a market value adjustment or withdrawal restrictions may apply. The Plan Sponsor may choose to pay the market value adjustment directly, if applicable, so that participants’ contract values are not affected.

The Plan Sponsor was not aware of any events that would have limited the Plan to transact at contract value as of December 31, 2017 and through the date of this filing.

(6)	FAIR VALUE MEASUREMENTS

The FASB’s guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 – observable inputs such as quoted prices in active markets;

•	Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, including:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets in nonactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability;

◦	Inputs that are derived principally from or corroborated by other observable market data; and

•	Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used as of December 31, 2017 compared with the prior year.

Mutual Funds – The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

Sleep Number Corporation Common Stock – Sleep Number Corporation common stock is valued at the quoted market price on the last trading day of the Plan year.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the Plan on the last trading day of the Plan year based on quoted market prices.

The valuation methods described could result in fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

The following tables present, by level in the fair value hierarchy, the Plan’s investments at fair value:

December 31, 2017	Level 1	Level 2	Level 3	Total

Sleep Number Corporation common stock	$14,900,338	$—	$—	$14,900,338

Mutual funds	103,487,401	—	—	103,487,401

Self-directed brokerage account	957,185	—	—	957,185

Total participant-directed investments at fair value	$119,344,924	$—	$—	$119,344,924

December 31, 2016	Level 1	Level 2	Level 3	Total

Sleep Number Corporation common stock	$10,323,022	$—	$—	$10,323,022

Mutual funds	78,373,406	—	—	78,373,406

Self-directed brokerage account	707,514	—	—	707,514

Total participant-directed investments at fair value	$89,403,942	$—	$—	$89,403,942

(7) PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to, or used by, a related party are prohibited under ERISA unless a specific exemption applies. Schwab, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invested in certain investments issued by Schwab and in common stock of the Company. Notes receivable from participants are also considered party-in-interest transactions. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

(8) NON-EXEMPT TRANSACTIONS

In two particular instances during 2017, the Company failed to timely remit withheld employee contributions to the Plan in accordance with the plan asset provisions of the Department of Labor (DOL) Regulation 2510.3-102, resulting in prohibited, or nonexempt, transactions. The aggregate amount of the late remittances was $481,747. The accompanying Schedule of Delinquent Participant Contributions discloses these transactions in accordance with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. The Company is in the process of calculating the required corrections to the Plan to reflect foregone earnings that would have been credited to participants’ accounts if the late remittances had been made on a timely basis. The Company will correct these non-exempt transactions during the year ending December 31, 2018 by funding the participants' accounts to reflect foregone earnings that would have been credited to participant accounts if the late remittances had been made on a timely basis. Such amounts are not material to the Plan's financial statements.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	American Funds	American Funds In Fund of Amer R6	**	$31,105,948
	Standard Insurance Company	Standard Stable Asset Fund II	**	11,564,628
	American Funds	American Funds AMCAP R6	**	13,039,212
	American Funds	American Funds American Mutual R6	**	10,429,915
	Massachusetts Financial Services Co	MFS Instl International Equity	**	9,419,216
	The Vanguard Group, Inc.	Vanguard Small Cap Value Index Admiral	**	7,426,111
	The Vanguard Group, Inc.	Vanguard Small Cap Growth Index Admiral	**	7,896,936
	Metropolitan West Funds	Metropolitan West Total Return Bond I	**	5,768,078
	The Vanguard Group, Inc.	Vanguard 500 Index	**	7,575,336
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth	**	6,980,044
	The Vanguard Group, Inc.	Vanguard Selected Value Inv	**	1,575,017
	Dimensional Fund Advisors	DFA Emerging Markets I	**	1,135,837
	Franklin Templeton Investments	Templeton Global Bond Adv	**	1,135,751
*	Charles Schwab	Self-Directed Brokerage Account	**	957,185
*	Sleep Number Corporation	Common stock	**	14,900,338
*	Notes receivable – participants	Participant loans secured by participant–vested balance with interest rates of 4.25% to 6.50% and maturing in 2018 to 2032	$0	3,045,180
		Total		$133,954,732

*	Party-in-Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

This schedule has been prepared based on information certified as complete and accurate by The Charles Schwab Bank, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SLEEP NUMBER
PROFIT SHARING AND 401(k) PLAN
EIN 41-1597886 Plan 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2017

	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$481,747	$481,037	$710	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SLEEP NUMBER PROFIT SHARING AND 401(k) PLAN
(Name of Plan)
Date:	June 27, 2018
		By:	/s/ Martin S. Solhaug
Martin S. Solhaug
Sr. Director, Total Rewards Plan Administrator